SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 27, 2006

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                      Form 20-F X              Form 40-F __
                               ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes __            No X
                                                 ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes __            No X
                                                 ---

 Indicate by check mark whether by furnishing the information contained in this
         Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                             Yes __            No X
                                                 ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
                           12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated July 27, 2006, reporting financial results for the second quarter and six months ended June 30, 2006.

[DASSAULT SYSTEMES logo]


                   Dassault Systemes Reports Excellent Second
                 Quarter With Revenue, Operating Margin and EPS
                                 Above Targets


Paris, France, July 27, 2006 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management
(PLM) solutions, reported financial results for the second quarter and six months ended June 30, 2006.

                            Second Quarter Highlights

    o GAAP total revenue up 29% to (euro)280.0 million; GAAP software revenue up 32% to (euro)238.0 million; GAAP EPS of (euro)0.25
    o Non-GAAP total revenue up 32% to (euro)286.0 million (up 33% in constant currencies);
    o Non-GAAP software revenue up 35% to (euro)244.0 million, (up 36% in constant currencies); excluding ABAQUS and MatrixOne, Non-GAAP software revenue up 16% (17% in constant currencies)
    o  Non-GAAP EPS up 12% to (euro)0.37 on operating margin of 24.5%
    o  MatrixOne achieves break-even in first period following acquisition
    o  Non-GAAP PLM revenue up 35% (36% in constant currencies)
    o DS raises 2006 EPS and constant currency revenue growth objectives; reconfirms 2006 operating margin objective


Bernard Charles, Dassault Systemes President and Chief Executive Officer, commented, "DS had a great second quarter, with revenue, earnings and operating margin coming in above our objectives. Software revenue increased 36% in constant currencies on broad-based strength, with CATIA results providing a solid foundation. The strong performance of our sales organization and partners, including IBM, business partners and the SolidWorks channel, contributed to this excellent quarter.

"We continue to see good dynamics for our business in Asia, where revenues increased 49% in constant currencies for the second quarter. In particular, the level of interest in PLM remains high in Asia and we see this continuing as evidenced by record attendance at our major user conferences in Japan and China in July.

"In summary, DS is very well positioned for growth in 2006 and the coming years as the leading provider in PLM, which is mission critical for product development performance and innovation. We have continued to gain market share in the first half of 2006 and with our recent acquisitions of both ABAQUS and MatrixOne we are further expanding our addressable market. Working together with our customers and partners, we expect to continue to extend the value PLM brings to multiple industries."

Thibault de Tersant, Executive Vice President and CFO of Dassault Systemes, commented, "MatrixOne is delivering on all of our acquisition objectives. MatrixOne's performance exceeded our targets and it is already at break-even in its first period of operation as a part of Dassault Systemes. And our plans to achieve cost savings are solidly on track."

                        Second Quarter Financial Results

Dassault Systemes completed the acquisition of ABAQUS, Inc. in October, 2005 and MatrixOne Inc. in May, 2006 and has accounted for these acquisitions pursuant to U.S. GAAP (hereinafter GAAP) purchase accounting rules. Certain supplementary information is provided in this press release which is not in conformity with GAAP. See tables for a reconciliation of 2006 and 2005 second quarter and six month GAAP and Non-GAAP financial data.

Revenue

GAAP Revenue Discussion
-----------------------

Revenue growth reflected broad-based strength across DS software applications. GAAP total revenue increased 29% to (euro)280.0 million for the 2006 second quarter, compared to (euro)217.3 million in the year-ago quarter. GAAP software revenue increased 32% to (euro)238.0 million in the recently completed quarter.

Service and other revenue increased 15% to (euro)42.0 million in the 2006 second quarter, compared to (euro)36.4 million in the 2005 second quarter.

Non-GAAP Revenue Discussion
---------------------------

In the 2006 second quarter, total revenue increased 32% to (euro)286.0 million and increased 33% in constant currencies compared to the year-ago period on strong growth in software revenue. Software revenue in the 2006 second quarter increased 35% to (euro)244.0 million and increased 36% in constant currencies. Excluding ABAQUS and MatrixOne, software revenue increased 17% in constant currencies on broad strength. In the 2005 second quarter, software revenue was
(euro)180.9 million. Software and service revenue represented 85% and 15% respectively of Non-GAAP total revenue in the 2006 second quarter. New CATIA and SolidWorks seats licensed increased 15% to 20,485 seats in the 2006 second quarter, compared to 17,755 in the year-ago period.

For the 2006 second quarter, PLM revenue increased 35% to (euro)229.9 million, and increased 36% in constant currencies, up from (euro)170.7 million in the year-ago quarter. ENOVIA revenue increased 88% and 90% in constant currencies, and excluding MatrixOne, ENOVIA revenue grew 19% in constant currencies. Underlying the strong growth of PLM was CATIA, with a good level of activity. In particular, CATIA seats licensed increased 12% to 9,100 in the 2006 second quarter.

ABAQUS had a solid quarter with revenue of (euro)23.2 million and MatrixOne's revenue totaled (euro)17.8 million, both before the impact of the deferred revenue write-downs required under GAAP purchase accounting treatment. ABAQUS and MatrixOne software applications are included in PLM results.

SolidWorks revenue increased 20% to (euro)56.1 million and increased 22% in constant currencies in the recently completed quarter, compared to (euro)46.6 million in the 2005 second quarter. SolidWorks seats licensed increased 19% to 11,385 licenses for the second quarter.

From a regional perspective, 2006 second quarter revenue in Europe increased 35%, in the Americas it increased 20% (19% in constant currencies) and in Asia, revenue increased 42% (49% in constant currencies).

Operating Income and Margin and EPS
GAAP earnings per diluted share decreased 22% to (euro)0.25 in the 2006 second quarter, compared to (euro)0.32 in the year-ago period. GAAP operating income decreased 9% to (euro)49.7 million (17.8% operating margin) in the 2006 second quarter, compared to (euro)54.7 million in the 2005 second quarter (25.2% operating margin).

Non-GAAP earnings per diluted share increased 12% to (euro)0.37 in the 2006 second quarter, up from (euro)0.33 in the 2005 second quarter. Non-GAAP operating income increased 27% to (euro)70.2 million in the 2006 second quarter, compared to (euro)55.2 million in the year-ago quarter. The Non-GAAP operating margin was 24.5% in the 2006 second quarter, ahead of the Company's stated objective. This was a solid performance compared to the Non-GAAP operating margin of 25.4% in the year-ago quarter, given the dilution from recent acquisitions.


Other financial highlights
Net operating cash flow was (euro)63.7 million and (euro)164.9 million for the second quarter and six months ended June 30, 2006, respectively. At June 30, 2006, cash and short-term investments totaled (euro)473.5 million and long-term debt was (euro)202.9 million. In May 2006, DS finalized the acquisition of MatrixOne Inc. for an all cash purchase price of $410 million in aggregate, before reflecting a cash balance of US$93 million and estimated tax benefits.

Second quarter customer highlights included, among others:

    o In a separate press release today, DS is announcing that Airbus is standardizing product development processes on CATIA and ENOVIA VPLM for all new programs.

    o In a separate press release today, DS is announcing that Ford Motor Company has extended its multi-year contract, which designates CATIA V5 as the global design and engineering standard for all new vehicle and powertrain systems development.

    o New PLM wins and reorders included Legrand in E&E (electrical and electronics), Viking in Consumer goods, Mecasonic and Tokyu Car in F&A, the Quai Branly Museum, Keylex in Automotive and Kaji Metal in Aerospace.

    o ENOVIA MatrixOne closed 18 transactions in the Semiconductor sector, including significant orders from Qualcomm and Agere, and expanded its presence in the apparel sector with Luxottica and Quiksilver.

    o SolidWorks wins included Fuji Xerox Co. in E&E in Japan, and in F&A, Comact Equipment in Canada, Hoffman Enclosures in the United States, Knipex in Germany and Metal Saur in Brazil.

DS completed the acquisition of MatrixOne ahead of schedule and introduced its PLM Collaborative Environment Portfolio.

On May 11, 2006, DS announced the completion of the acquisition of MatrixOne Inc. and the introduction of its new PLM Collaborative Environment portfolio under the ENOVIA brand name.

    o ENOVIA VPLM - 3D Collaborative Virtual Product Lifecycle Management of highly complex product, resource and manufacturing processes in medium and large extended enterprises.
    o ENOVIA MatrixOne - Collaborative Product Development business processes for enterprises across a wide range of industries, and including Synchronicity for semiconductor design data management.
    o ENOVIA SmarTeam - Collaborative Product Data Management for small and mid-sized enterprises, engineering departments of larger organizations, and across supply chains.

Cash dividend approved by shareholders at Annual Shareholders' Meeting

At the Annual Shareholders' Meeting held on June 14, 2006, DS' shareholders approved the payment of an annual cash dividend equivalent to (euro)0.42 per share, representing (euro)48 million in the aggregate, for the fiscal year ended December 31, 2005.


                Strategy, Technology, Customers and Partnerships


In June, DS unveiled its V5 SOA strategy, demonstrating the Company's commitment to extend the benefits of PLM solutions to new markets as well as new types of users and communities. V5 SOA is the cornerstone for DS and its partners to deliver fully collaborative PLM services on demand. V5 SOA is the technical foundation for DS' PLM brands and partners' solutions moving forward, designed to bridge the gap between PLM solutions and existing enterprise middleware.

DS introduced ENOVIA 3D Live beta version, the first 3D Collaborative Intelligence solution, exploiting DS V5 SOA architecture for online applications. Via an intuitive interface, ENOVIA 3D Live enables any individual to instantly search and navigate any PLM information, regardless of location, source or format.

SolidWorks unveiled SolidWorks 2007, powered by revolutionary "SWIFT(TM)" technology. In addition to more than 200 new features, this latest version of the leading 3D CAD software introduces SolidWorks Intelligent Feature Technology ("SWIFT(TM)"), which for the first time puts expert-level techniques for 3D CAD's most challenging design operations in the hands of every user.

ENOVIA MatrixOne announced the latest updates to the MatrixOne Medical Device Accelerator. The MatrixOne MDA manages Quality System Regulation/ISO-regulated design processes, projects, documents and data, and is the only medical device-tailored solution built on an enterprise-class PLM platform that has been proven effective at the industry's top three device manufacturers.

                        First Half 2006 Financial Summary

    o GAAP total revenue of (euro)532.1 million, up 28% as reported for first half
    o Non-GAAP total revenue of (euro)542.0 million, up 30% and 29% in constant currencies
    o Non-GAAP revenue excluding ABAQUS and MatrixOne up 14% in constant currencies
    o  GAAP software revenue of (euro)451.1 million, up 30%
    o Non-GAAP software revenue of (euro)461.0 million, up 32% and 31% in constant currencies
    o Non-GAAP software revenue excluding ABAQUS and MatrixOne up 17% and up 16% in constant currencies
    o GAAP EPS of (euro)0.51; Non-GAAP EPS up 20% to (euro)0.71 with operating margin of 24.1%



                                Business Outlook

Thibault de Tersant, Executive Vice President and CFO, stated, "Business activity was strong in the second quarter and we continue to see stronger activity for the second half despite some potential signs of softening of the economic environment globally. Therefore, on a constant currency basis, we are raising our 2006 revenue growth objective to about 27-28%, compared to our previous assumption of 25-26%, reflecting higher expected activity of about
(euro)15 million for the full year, including the second quarter overachievement. At the same time, we are reconfirming our operating margin objective and increasing our EPS objective slightly.

"Due to the volatile currency environment, we believe it is prudent to update our exchange rate assumptions for the US dollar and Japanese yen. The higher activity level expected for the full year and more conservative currency assumptions largely offset each other on a reported revenue basis."

    o Third quarter Non-GAAP total revenue of about (euro)280-285 million, Non-GAAP EPS of about (euro)0.33-0.34 and Non-GAAP operating margin of about 22.0%;
    o 2006 Non-GAAP total revenue objective of about (euro)1.175-1.185 billion, representing 27-28% growth in constant currencies ;
    o  2006 Non-GAAP operating margin of about 27.0%;
    o  2006 Non-GAAP EPS of about (euro)1.77-1.79; +11-13% growth;
    o Objectives based upon US$1.30 (previously US$1.25) per (euro)1.00 and JPY 145 (previously JPY 140) per (euro)1.00 exchange rate assumptions for the third and fourth quarters of 2006.

Endnotes:

    1. All comparative figures are given on a year-over-year basis unless specified otherwise. All EPS figures refer to fully diluted earnings per share, unless otherwise noted.
    2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of revenue before deferred revenue write-downs, and operating income, operating margin and earnings per share before deferred revenue write-downs and excluding acquisition costs (acquisition costs are primarily comprised of technology and other acquired intangible assets amortization in addition to other acquisition-related costs) and share-based compensation expenses. The Company believes this information, which is not in conformity with U.S. GAAP, is helpful supplemental information in order to better understand its past and future performance. In addition, the Company's management uses this information in its planning. This information provided by the Company may not be comparable to similarly titled measures employed by other companies. The Company has provided in the tables to this press release and on its website http://www.3ds.com/corporate/investors/ reconciliations between U.S. GAAP and Non-GAAP figures.
    3. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare the Company's results with other companies, including competitors, whose reporting currency may be different from Dassault Systemes. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.



Conference call information
Dassault Systemes will host a teleconference call today, Thursday, July 27, 2006 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference at http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.




Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our: a) 2006 revenue growth objective in constant currencies, calculation of a 2006 revenue range, 2006 operating margin outlook and 2006 EPS growth objective, all such figures before deferred revenue write-downs and excluding acquisition costs and share-based payments as applicable; and b) third quarter 2006 revenue objective range, EPS objective and operating margin outlook, all three figures before deferred revenue write-downs and excluding acquisition costs and share-based payments, as applicable are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of changing economic or business conditions that could negatively affect market demand for our products and services; (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; (iv) new product developments and technological changes; (v) errors or defects in our products; (vi) growth in market share by our competitors; and
(vii) the realization of any risks related to the integrations of ABAQUS and MatrixOne or any other newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2005, which was filed with the SEC on June 30, 2006, could materially affect the Company's financial position or results of operations.

                                       ###

About Dassault Systemes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systemes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. The Dassault Systemes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit: http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systemes or its subsidiaries in the US and/or other countries.


(Tables to follow)

CONTACTS:

Dassault Systemes:                                   Financial Dynamics:
Valerie Agathon/Geraldine Nithart-Riva               Harriet Keen / Haya Chelhot
33.1.40.99.69.24                                     44.20.7831.3113
                                                     Laurence Desmarais
                                                     Nelly Dimey
                                                     33.1.47.03.68.10

                                DASSAULT SYSTEMES
                              NON-GAAP KEY FIGURES

Non-GAAP data exclude the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets and share-based compensation expenses.

2nd QUARTER
-----------
in millions of Euro, except per share data, headcount and exchange rates.

                                               2Q06                    2Q05                    Variation
                                       ---------------------- ------------------------ ---------------------------
PLM excluding ENOVIA                            182.0                    145.2                         25%
ENOVIA                                           47.9                     25.5                         88%
SolidWorks                                       56.1                     46.6                         20%
Revenue                                         286.0                    217.3                         32%
         Americas                                84.2                     70.4                         20%
         Europe                                 137.2                    101.5                         35%
         Asia                                    64.6                     45.4                         42%
Operating Income                                 70.2                     55.2                         27%
Operating Margin                                24.5%                    25.4%
Net Income                                       43.4                     38.1                         14%
EPS                                              0.37                     0.33                         12%
Closing headcount                               6,623                    4,944                         34%
Average Rate USD per Euro                        1.26                     1.26                          0%
Average Rate JPY per Euro                       143.8                    135.5                          6%

For U.S. GAAP figures please refer to reconciliation tables.

HALF YEAR
---------

in millions of Euro, except per share data, headcount and exchange rates.

                                               1H06                    1H05                    Variation
                                       ---------------------- ------------------------ ---------------------------
PLM excluding ENOVIA                            359.4                    281.7                         28%
ENOVIA                                           74.2                     48.3                         54%
SolidWorks                                      108.4                     86.5                         25%
Revenue                                         542.0                    416.5                         30%
         Americas                               161.4                    125.9                         28%
         Europe                                 250.4                    195.4                         28%
         Asia                                   130.2                     95.2                         37%
Operating Income                                130.7                    100.6                         30%
Operating Margin                                24.1%                    24.2%
Net Income                                       84.1                     69.2                         22%
EPS                                              0.71                     0.59                         20%
Average Rate USD per Euro                        1.23                     1.29                        (4%)
Average Rate JPY per Euro                       142.2                    136.2                          4%

For U.S. GAAP figures please refer to reconciliation tables.

                                DASSAULT SYSTEMES
                        CONSOLIDATED STATEMENT OF INCOME
                   DATA PREPARED IN ACCORDANCE WITH U.S. GAAP
                  (in millions of Euro, except per share data)


                                                              Three months ended                     Six months ended

                                                       June 30,             June 30,            June 30,             June 30,
                                                         2006                 2005                 2006                2005
                                                   -----------------    -----------------    ----------------    -----------------
        New licenses revenue                                114.1                 81.9               203.2                155.6
        Recurring licenses and product                      123.9                 99.0               247.9                192.5
        development revenue
                                                   -----------------    -----------------    ----------------    -----------------
        Software revenue                                    238.0                180.9               451.1                348.1
        Service and other revenue                            42.0                 36.4                81.0                 68.4
                                                   -----------------    -----------------    ----------------    -----------------
        Total Revenue (1)                          (euro)   280.0       (euro)   217.3       (euro)  532.1       (euro)   416.5

        Software                                             12.2                  6.6                23.1                 12.6
        Service and other                                    36.1                 27.3                67.8                 55.4
                                                   -----------------    -----------------    ----------------    -----------------
        Total Cost of Revenue                      (euro)    48.3       (euro)    33.9       (euro)   90.9       (euro)    68.0
        Gross Profit                               (euro)   231.7        euro)   183.4       (euro)  441.2       (euro)   348.5
        Research and Development                             75.3                 60.4               147.8                117.9
        Marketing and Sales                                  73.2                 53.3               138.7                102.4
        General and Administrative                           21.3                 14.5                38.4                 27.6
        Amortization of acquired intangibles                 12.2                  0.5                19.4                  0.8
                                                   -----------------    -----------------    ----------------    -----------------
        Total Research, Selling, Administrative    (euro)   182.0       (euro)   128.7       (euro)  344.3       (euro)   248.7
        and Acquisition expenses
                                                   =================    =================    ================    =================
        Operating Income (1)                       (euro)    49.7       (euro)    54.7       (euro)   96.9       (euro)    99.8
        Financial revenue and Other                         (4.0)                  3.7               (2.4)                  5.8
                                                   -----------------    -----------------    ----------------    -----------------
        Income before income taxes                           45.7                 58.4                94.5                105.6
        Income tax expense                                 (16.3)               (20.6)              (33.8)               (36.9)
                                                   -----------------    -----------------    ----------------    -----------------
        Net Income (1)                             (euro)    29.4       (euro)    37.8       (euro)   60.7       (euro)    68.7
                                                   =================    =================    ================    =================
        Basic net income per share                 (euro)    0.26       (euro)    0.34       (euro)   0.53       (euro)    0.61
                                                   =================    =================    ================    =================
        Diluted net income per share (1)           (euro)    0.25       (euro)    0.32       (euro)   0.51       (euro)    0.59
                                                   =================    =================    ================    =================
        Basic weighted average shares                       115.1                113.7               115.0                113.6
        outstanding (in millions)
                                                   =================    =================    ================    =================
        Diluted weighted average shares                     118.6                 116.9               119.2                116.6
        outstanding (in millions)

        (1) Non-GAAP total revenue, operating income, net income and diluted EPS would have been as follows:

     Total Revenue                                 (euro)   286.0       (euro)   217.3        (euro)  542.0      (euro)   416.5
                                                   =================   ===========================================================
     Operating Income                              (euro)    70.2       (euro)    55.2        (euro)  130.7      (euro)   100.6
                                                   =================   ===========================================================
     Net Income                                    (euro)    43.4       (euro)    38.1        (euro)   84.1      (euro)    69.2
                                                   =================   ===========================================================
     Diluted net income per share                  (euro)    0.37       (euro)    0.33        (euro)   0.71      (euro)    0.59
                                                   =================   ===========================================================

Supplemental Disclosures Regarding Non-GAAP Financial Information: Excluding the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets and share-based compensation expenses.

The following table sets forth the Company's Consolidated Statement of Income Data excluding amortization of acquired intangible assets, the effect of adjusting the carrying value of acquired companies' deferred revenue, and share-based compensation expenses for the three months and six months ended June 30, 2006. In particular, the table presents revenue, operating income, operating margin and earnings per share excluding the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets (amortization of acquired intangible assets are primarily comprised of technology amortization in addition to other acquisition-related amortization), and share-based compensation expenses.

The Company uses these Non-GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these Non-GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets, and share-based compensation expenses, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and for comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for U.S. GAAP revenue, operating income, operating margin and earnings per share, as an indicator of operating performance.

                                DASSAULT SYSTEMES
                    NON-GAAP CONSOLIDATED STATEMENT OF INCOME



                  (in millions of Euro, except per share data)



Non-GAAP data exclude the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets, and share-based compensation expenses.


                                                              Three Months ended

                                                       June 30,                   June 30,                Variation
                                                         2006                      2005
                                                ----------------------      ---------------------       ---------------
   New licenses revenue                                    114.1                       81.9                  39.3%
   Recurring licenses and product development              129.9                       99.0                  31.2%
   revenue
                                                ----------------------      ---------------------
   Software revenue                                        244.0                      180.9                  34.9%
   Service and other revenue                                42.0                       36.4                  15.4%
                                                ----------------------      ---------------------
   Total Revenue                                (euro)     286.0            (euro)    217.3                  31.6%

   Software                                                 12.2                        6.6                  84.8%
   Service and other                                        35.9                       27.3                  31.5%
                                                ----------------------      ---------------------
   Total Cost of Revenue                        (euro)      48.1            (euro)     33.9                  41.9%
   Gross Profit                                 (euro)     237.9            (euro)    183.4                  29.7%
   Research and Development                                 73.9                       60.4                  22.4%
   Marketing and Sales                                      72.9                       53.3                  36.8%
   General and Administrative                               20.9                       14.5                  44.1%
                                                ----------------------      ---------------------
   Total Research, Selling, Administrative.     (euro)     167.7            (euro)    128.2                  30.8%
                                                ======================      =====================
   Operating Income                             (euro)      70.2            (euro)     55.2                  27.2%
   Financial revenue and Other                             (4.0)                        3.7
                                                ----------------------      ---------------------
   Income before income taxes                               66.2                       58.9                  12.4%
   Income tax expense                                     (22.8)                     (20.8)
                                                ----------------------      ---------------------
   Net Income                                   (euro)      43.4            (euro)     38.1                  13.9%
                                                ======================      =====================
   Diluted net income per share                 (euro)      0.37            (euro)     0.33                  12.1%
                                                ======================      =====================
   Diluted weighted average shares                         118.6                      116.9
   outstanding (in millions)

                                DASSAULT SYSTEMES
                        CONSOLIDATED STATEMENT OF INCOME
                      RECONCILIATIONS NON-GAAP / U.S. GAAP
                  (in millions of Euro, except per share data)


                                                                        Three Months ended

                                                      June 30, 2006                                     June 30, 2005
                                     ------------------------------------------      ------------------------------------------

                                        U.S. GAAP    Adjustments     Non-GAAP          U.S. GAAP   Adjustments    Non-GAAP
                                                         (1)                                           (1)
                                     -------------- ------------- -------------      ------------- -------------- -------------
   New licenses revenue                     114.1                       114.1               81.9                         81.9
   Recurring licenses and product           123.9           6.0         129.9               99.0                         99.0
   development revenue
                                     --------------               -------------      -------------                -------------
   Software revenue                         238.0                       244.0              180.9                        180.9
   Service and other revenue                 42.0                        42.0               36.4                         36.4
                                     --------------               -------------      -------------                -------------
   Total Revenue                     (euro) 280.0                (euro) 286.0       (euro) 217.3                 (euro) 217.3

   Software                                  12.2                        12.2                6.6                          6.6
   Service and other                         36.1         (0.2)          35.9               27.3                         27.3
                                     --------------               -------------      -------------                -------------
   Total Cost of Revenue             (euro)  48.3                (euro)  48.1       (euro)  33.9                 (euro)  33.9
   Gross Profit                      (euro) 231.7                (euro) 237.9       (euro) 183.4                 (euro) 183.4
   Research and Development                  75.3         (1.4)          73.9               60.4                         60.4
   Marketing and Sales                       73.2         (0.3)          72.9               53.3                         53.3
   General and Administrative                21.3         (0.4)          20.9               14.5                         14.5
   Amortization of acquired                  12.2        (12.2)             -                0.5          (0.5)             -
   intangibles
                                     --------------               -------------      -------------                -------------
   Total Research, Selling,          (euro) 182.0                (euro) 167.7       (euro) 128.7                 (euro) 128.2
   Administrative and Acquisition
   expenses
                                     ==============               =============      =============                =============
   Operating Income                  (euro)  49.7                (euro)  70.2        (euro) 54.7                  (euro) 55.2
   Financial revenue and Other              (4.0)                       (4.0)                3.7                          3.7
                                     --------------               -------------      -------------                -------------
   Income before income taxes                45.7                        66.2               58.4                         58.9
   Income tax expense                      (16.3)         (6.5)        (22.8)             (20.6)          (0.2)        (20.8)
                                     --------------               -------------      -------------                -------------
   Net Income                        (euro)  29.4                 (euro) 43.4        (euro) 37.8                  (euro) 38.1
                                     ==============               =============      =============                =============
   Diluted net income per share      (euro)  0.25                 (euro) 0.37        (euro) 0.32                  (euro) 0.33
                                     ==============               =============      =============                =============
   Diluted weighted average shares          118.6                       118.6              116.9                        116.9
   outstanding (in millions)

(1) Adjustments include the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets and share-based compensation expenses.

                                DASSAULT SYSTEMES
                    NON-GAAP CONSOLIDATED STATEMENT OF INCOME



                                  (in millions of Euro, except per share data)



Non-GAAP data exclude the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets, and share-based compensation expenses.


                                                                Six Months ended

                                                        June 30,                   June 30,                Variation
                                                         2006                       2005
                                                ----------------------      ---------------------       ---------------
   New licenses revenue                                    203.2                      155.6                  30.6%
   Recurring licenses and product development              257.8                      192.5                  33.9%
   revenue
                                                ----------------------      ---------------------
   Software revenue                                        461.0                      348.1                  32.4%
   Service and other revenue                                81.0                       68.4                  18.4%
                                                ----------------------      ---------------------
   Total Revenue                                (euro)     542.0            (euro)    416.5                  30.1%

   Software                                                 23.1                       12.6                  83.3%
   Service and other                                        67.3                       55.4                  21.5%
                                                ----------------------      ---------------------
   Total Cost of Revenue                        (euro)      90.4            (euro)     68.0                  32.9%
   Gross Profit                                 (euro)     451.6            (euro)    348.5                  29.6%
   Research and Development                                144.9                      117.9                  22.9%
   Marketing and Sales                                     138.1                      102.4                  34.9%
   General and Administrative                               37.9                       27.6                  37.3%
                                                ----------------------      ---------------------
   Total Research, Selling, Administrative      (euro)     320.9            (euro)    247.9                  29.4%
                                                ======================      =====================
   Operating Income                             (euro)     130.7            (euro)    100.6                  29.9%
   Financial revenue and Other                             (2.4)                        5.8
                                                ----------------------      ---------------------
   Income before income taxes                              128.3                      106.4                  20.6%
   Income tax expense                                     (44.2)                     (37.2)
                                                ----------------------      ---------------------
   Net Income                                   (euro)      84.1            (euro)     69.2                  21.5%
                                                ======================      =====================
   Diluted net income per share                 (euro)      0.71            (euro)     0.59                  20.3%
                                                ======================      =====================
   Diluted weighted average shares                         119.2                      116.6
   outstanding (in millions)

                                DASSAULT SYSTEMES
                        CONSOLIDATED STATEMENT OF INCOME
                      RECONCILIATIONS NON-GAAP / U.S. GAAP
                  (in millions of Euro, except per share data)

                                Six Months ended

                                                     June 30, 2006                                 June 30, 2005
                                     ------------------------------------------      ------------------------------------------
                                        U.S. GAAP     Adjustments    Non-GAAP          U.S. GAAP    Adjustments     Non-GAAP
                                                           (1)                                          (1)
                                     -------------- ------------- -------------      ------------- ------------- --------------
   New licenses revenue                     203.2                       203.2              155.6                        155.6
   Recurring licenses and product           247.9           9.9         257.8              192.5                        192.5
   development revenue
                                     --------------               -------------      -------------               --------------
   Software revenue                         451.1                       461.0              348.1                        348.1
   Service and other revenue                 81.0                        81.0               68.4                         68.4
                                     --------------               -------------      -------------               --------------
   Total Revenue                     (euro) 532.1                (euro) 542.0       (euro) 416.5                 (euro) 416.5

   Software                                  23.1                        23.1               12.6                         12.6
   Service and other                         67.8         (0.5)          67.3               55.4                         55.4
                                     --------------               -------------      -------------               --------------
   Total Cost of Revenue             (euro)  90.9                (euro)  90.4       (euro)  68.0                 (euro)  68.0
   Gross Profit                      (euro) 441.2                (euro) 451.6       (euro) 348.5                 (euro) 348.5
   Research and Development                 147.8         (2.9)         144.9              117.9                        117.9
   Marketing and Sales                      138.7         (0.6)         138.1              102.4                        102.4
   General and Administrative                38.4         (0.5)          37.9               27.6                         27.6
   Amortization of acquired                  19.4        (19.4)             -                0.8         (0.8)              -
   intangibles
                                     --------------               -------------      -------------               --------------
   Total Research, Selling,          (euro) 344.3                (euro) 320.9       (euro) 248.7                 (euro) 247.9
   Administrative and Acquisition
   expenses
                                     ==============               =============      =============               ==============
   Operating Income                  (euro)  96.9                (euro) 130.7       (euro)  99.8                 (euro) 100.6
   Financial revenue and Other              (2.4)                       (2.4)                5.8                          5.8
                                     --------------               -------------      -------------               --------------
   Income before income taxes                94.5                       128.3              105.6                        106.4
   Income tax expense                      (33.8)        (10.4)        (44.2)             (36.9)         (0.3)         (37.2)
                                     --------------               -------------      -------------               --------------
   Net Income                        (euro)  60.7                (euro)  84.1       (euro)  68.7                 (euro)  69.2
                                     ==============               =============      =============               ==============
   Diluted net income per share      (euro)  0.51                (euro)  0.71       (euro)  0.59                 (euro)  0.59
                                     ==============               =============      =============               ==============
   Diluted weighted average shares          119.2                       119.2              116.6                        116.6
   outstanding (in millions)

   (1) Adjustments include the effect of adjusting the carrying value of acquired companies' deferred revenue, amortization of acquired intangible assets and share-based compensation expenses.

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                              (in millions of Euro)



                                                                   June 30, 2006                December 31, 2005
                                                             ---------------------------    --------------------------
    ASSETS
Cash and short-term investments                                                473.5                      379.9
Accounts receivable, net                                                       249.5                      287.8
Other assets                                                                 1,041.6                      745.6
                                                             ---------------------------    --------------------------
       Total assets                                              (euro)      1,764.6            (euro)  1,413.3

    LIABILITIES
    AND SHAREHOLDERS' EQUITY
Long-term debt                                                                 202.9                        1.5
Other liabilities                                                              566.8                      425.7
Shareholders' equity                                                           994.9                      986.1
                                                             ---------------------------    --------------------------
    Total liabilities and shareholders' equity                   (euro)      1,764.6            (euro)  1,413.3

                                DASSAULT SYSTEMES
                          CONDENSED CASH FLOW STATEMENT
                              (in millions of Euro)

                                            Three months ended                                 Six months ended


                            June 30, 2006      June 30, 2005       Variation        June 30, 2006     June 30, 2005       Variation
                           ----------------   ----------------   ---------------   ----------------   ---------------   ------------
Net Profit                          29.4               37.8             (8.4)               60.7              68.7          (8.0)
Changes in working
capital and  non-cash               34.3              (9.9)              44.2              104.2              49.7           54.5
P&L items
                           ----------------   ----------------   ---------------   ----------------   ---------------   ------------
Net Cash provided by                63.7               27.9              35.8              164.9             118.4           46.5
operating activities
Acquisition and sale of            (6.0)              (8.6)               2.6             (13.9)            (15.3)            1.4
assets
Acquisitions net of cash         (261.9)             (18.6)           (243.3)            (263.4)            (23.0)        (240.4)
Loans and others                     0.0              (0.6)               0.6                1.8             (0.9)            2.7
                           ----------------   ----------------   ---------------   ----------------   ---------------   ------------
Net Cash provided by
(used in) investing              (267.9)             (27.8)           (240.1)            (275.5)            (39.2)        (236.3)
activities
Borrowing                            0.0                0.0               0.0              200.0               0.0          200.0
Share repurchase and
proceeds from stock
option exercise, net                 6.6                5.2               1.4               22.7              15.4            7.3
Reimbursement of lease             (0.4)                0.0             (0.4)              (0.9)               0.0          (0.9)
commitments
Dividend                             0.0             (43.1)              43.1                0.0            (43.1)           43.1
                           ----------------   ----------------   ---------------   ----------------   ---------------   ------------
Net Cash provided by
(used in) financing                  6.2             (37.9)              44.1              221.8            (27.7)          249.5
activities (1)
Effect of exchange rate           (12.5)               17.5            (30.0)             (17.6)              28.0         (45.6)
changes on treasury (2)
                           ================   ================   ===============   ================   ===============   ============
Increase (Decrease) in           (210.5)             (20.3)           (190.2)               93.6              79.5           14.1
treasury (2)

Treasury (2) at                    684.0              652.6                                379.9             552.8
beginning of period
Treasury (2) at end of             473.5              632.3                                473.5             632.3
period

(1) Excluding changes in short-term investments.
(2) Treasury includes cash, cash equivalents and short-term investments.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.


Date:  July 27, 2006                         By:      /s/ Thibault de Tersant
                                             Name:    Thibault de Tersant
                                             Title:   Executive Vice President,
                                                      Finance and Administration